
June 28, 2021

Jeremy Daniel
Chief Financial Officer
H-CYTE, Inc.
201 East Kennedy Blvd, Suite 425
Tampa, FL 33602

> **Re: H-CYTE, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed March 25, 2021**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2021**
> **Filed May 13, 2021**
> **File No. 001-36763**

Dear Mr. Daniel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended March 31, 2021

Exhibit 32.1

1. We note that your Section 906 certifications identify the incorrect period end of May 31, 2021. Please amend the filing to provide corrected Section 906 certifications that refer to the quarterly period ended March 31, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences